UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FuelCell Energy, Inc.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
35952H106
(CUSIP Number)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35952H106

1	NAMES OF REPORTING PERSONS POSCO Power

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Korea

	5	SOLE VOTING POWER

NUMBER OF		10,786,418

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,786,418

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,786,418

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 5 Pages

CUSIP No.	35952H106
This Amendment No. 1 to Schedule 13G, relating to the common stock, par value $.0001 per share (the “Common Stock”), issued by FuelCell Energy, Inc., a Delaware corporation (the “Issuer”), is being filed by and on behalf of POSCO Power (“POSCO”).

Item 1(a).	Name of Issuer:

FuelCell Energy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Great Pasture Road Danbury, Connecticut 06813

Item 2(a).	Name of Person Filing:

POSCO Power

Item 2(b).	Address of Principal Business Office or, if None, Residence:

POSCO Power Posteel Tower 20th Floor, 735-3 Yeoksam-dong, Gangnam-gu Seoul 135-080, Republic of Korea

Item 2(c).	Citizenship:

POSCO is a corporation incorporated under the laws of the Republic of Korea.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 per share

Item 2(e).	CUSIP Number:

35952H106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company as defined in Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

Page 3 of 5 Pages

CUSIP No.	35952H106
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
N/A

Item 4.	Ownership:
(a)	Amount beneficially owned: 10,786,418

(b)	Percent of class: 12.8%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 10,786,418
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 10,786,418
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following ☐.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Page 4 of 5 Pages

CUSIP No.	35952H106

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSCO POWER
Dated: November 2, 2009	/s/ Soung-Sik Cho
	Name:	Soung-Sik Cho
	Title:	President & CEO

Page 5 of 5 Pages